Exhibit 99.1


                            Explanation of Responses


(1) These shares of preferred stock are immediately exercisable and have no expiration date.

(2) The shares of Series C 8% Cumulative Redeemable Convertible Preferred Stock ("Series C Preferred Stock") to which this note relates are held directly by Oracle Investment Management, Inc. (the "Investment Manager"). Mr. Larry
     N. Feinberg ("Mr. Feinberg") is the sole shareholder and president of the Investment Manager. The Series C Preferred Stock is convertible into Common Stock at the rate of 8.5 shares of Common Stock for each share of Series C Preferred Stock. In addition, upon such conversion any accrued but unpaid dividends on such Series C Preferred Stock would be paid to the holder thereof in such number of shares of Common Stock as if (i) such dividends were used to purchase Series C Preferred Stock at a valuation of $57.658 per share and (ii) such purchased shares of Series C Preferred Stock were then converted into Common Stock at the 8.5 to 1 ratio.

(3) The shares of Series D 8% Cumulative Redeemable Convertible Preferred Stock ("Series D Preferred Stock") and Series E 8% Cumulative Redeemable Convertible Preferred Stock ("Series E Preferred Stock") to which this note relates are held directly by Oracle Partners, L.P. ("Oracle Partners") and Oracle Institutional Partners, L.P. ("Oracle Institutional"). Mr. Feinberg is the senior managing member of Oracle Associates, LLC, the general partner of Oracle Partners and Oracle Institutional (the "General Partner"). The Series D Preferred Stock is convertible into Common Stock at the rate of 8.61249051 shares of Common Stock for each share of Series D Preferred Stock. In addition, upon such conversion any accrued but unpaid dividends on such Series D Preferred Stock would be paid to the holder thereof in such number of shares of Common Stock as if (i) such dividends were used to purchase Series D Preferred Stock at a valuation of $66.762 per share and (ii) such purchased shares of Series D Preferred Stock were then converted into Common Stock at the 8.61249051 to 1 ratio. The Series E Preferred Stock is convertible into Common Stock at the rate of 8.5 shares of Common Stock for each share of Series E Preferred Stock. In addition, upon such conversion any accrued but unpaid dividends on such Series E Preferred Stock would be paid to the holder thereof in such number of shares of Common Stock as if (i) such dividends were used to purchase Series E Preferred Stock at a valuation of $60.692 per share and (ii) such purchased shares of Series E Preferred Stock were then converted into Common Stock at the 8.5 to 1 ratio.

(4) As indicated above, Mr. Feinberg is sole shareholder and president of the Investment Manager and is the senior managing member of the general partner of Oracle Partners and Oracle Institutional. In accordance with instruction 5(b)(iv), the entire number of shares of Common Stock that may be deemed to be beneficially owned by the Investment Manager, Oracle Partners and Oracle Institutional is reported herein. Mr. Feinberg disclaims any beneficial ownership of the securities held by Oracle Partners and Oracle Institutional for purposes of Section 16 of the Securities Exchange Act of 1934, except to the extent of Mr. Feinberg's pecuniary interest.